SECURITIES AND EXCHANGE COMMISSION

05038003

RECD S.E.C.
FEB 28 2005
1086

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response......12.00

SEC FILE NUMBER
8- 41386

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Joseph Gunnar & Co. LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Broad Street, 12th Floor
(No. and Street)

New York (City) New York (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Kronenberg (212) 440-9600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider & Associates LLP
(Name – *if individual, state last, first, middle name*)

100 Jericho Quadrangle Suite 236 (Address) Jericho (City) New York (State) 11753 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Kronenberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Joseph Gunnar & Co., LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

ABNER J. ZALAZNICK
Notary Public, State of New York
No. 31-01ZA4853922
Qualified in New York County
Commission Expires Feb. 24, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOSEPH GUNNAR & CO., LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2004

JOSEPH GUNNAR & CO., LLC
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2004

CONTENTS

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
New York State Society of CPAs

767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

INDEPENDENT AUDITORS' REPORT

Joseph Gunnar & Co., LLC
New York, New York

We have audited the accompanying statement of financial condition of Joseph Gunnar & Co., LLC as of December 31, 2004, and the related statements of income and member's equity, and cash flows for the year then ended that you are filing pursuant to Rule17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Joseph Gunnar & Co., LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting standards generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schneider & Associates LLP
Jericho, New York
February 2, 2005

JOSEPH GUNNAR & CO., LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 410,603
Securities owned, at market value	806
Receivables:	
Due from clearing broker	1,124,951
Due from registered representatives	169,771
Other receivables	56,589
Prepaid expenses	50,915
Property and equipment, net of accumulated depreciation and amortization of $1,156,532	537,735
Security deposits	15,000
Total assets	$2,366,370

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Commissions payable	$ 645,435
Accounts payable and accrued expenses	626,924
Total liabilities	1,272,359
MEMBER'S EQUITY	1,094,011
Total liabilities and member's equity	$2,366,370

The accompanying notes are an integral part of these financial statements.

JOSEPH GUNNAR & CO., LLC
STATEMENT OF INCOME AND MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues	
Commissions	$10,937,329
Net firm trading losses	(92,834)
Investment banking	1,053,637
Interest and other income	419,241
Total revenues	12,317,373
Expenses	
Employee compensation and benefits	8,791,739
Clearing and execution	133,288
Communications	443,577
Occupancy and equipment rental	397,727
Depreciation and amortization	193,974
Other operating expenses	1,856,814
Total expenses	11,817,119
Income before NYC Unincorporated Business Tax	500,254
NYC Unincorporated Business Tax	87,584
Net income	412,670
Member's equity at beginning of year	939,309
Member's capital withdrawals	(257,968)
Member's equity at end of year	$ 1,094,011

The accompanying notes are an integral part of these financial statements.

JOSEPH GUNNAR & CO., LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:	
Net income	$ 412,670
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	193,974
(Increase) decrease in operating assets and liabilities:	
Securities owned at market value	75,309
Due from clearing broker	(280,194)
Due from registered representatives	(66,436)
Other receivables	(47,846)
Prepaid expenses	24,392
Commissions payable	(93,181)
Securities sold, not yet purchased	(122,827)
Accounts payable and accrued expenses	177,375
Total adjustments	(139,434)
Net cash provided by operating activities	273,236
Cash flows from investing activities:	
Purchase of property and equipment	(194,602)
Capital withdrawals	(257,968)
Net cash used in investing activities	(452,570)
Net decrease in cash and cash equivalents	(179,334)
Cash and cash equivalents at beginning of year	589,937
Cash and cash equivalents at end of year	$ 410,603
Supplemental cash flows disclosure:	
Interest paid	$ 694

The accompanying notes are an integral part of these financial statements.

JOSEPH GUNNAR & CO., LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 1 - ORGANIZATION

Joseph Gunnar & Co., LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. The Company is wholly-owned by Joseph Gunnar Holding Co., LLC ("JGH").

The Company executes principal and agency transactions in listed and over-the-counter securities and engages in investment banking activity. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. Accordingly, the Company does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions, including gains from securities trading and commission revenue and expense, on a trade-date basis. Investment banking revenues include gains, losses and fees arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing financial consulting services.

Marketable securities owned consist entirely of publicly traded equities, and are carried at quoted market prices with unrealized gains and losses reflected in income.

Depreciation of equipment is provided on a straight-line basis over the estimated useful life of the respective assets. Leasehold improvements are amortized on a straight-line basis over the term of the lease.

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

NOTE 3 - DUE FROM CLEARING BROKER

The Company has a clearing agreement with a brokerage firm to carry its accounts. The clearing broker has custody of the Company securities and cash balances.

NOTE 3 - DUE FROM CLEARING BROKER - continued

These securities and/or cash positions serve as collateral for any amounts due to the clearing broker and as collateral for potential defaults of the Company's customers which are carried on the books and records of the clearing broker.

The Company is also subject to credit risk if the clearing broker is unable to repay balances due or deliver securities in their custody.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

		Estimated Useful Life
Office furniture and equipment	$1,027,030	5 to 7 years
Leasehold improvements	667,237	Term of lease
	1,694,267	
Less: Accumulated depreciation	1,156,532	
	$ 537,735	

Depreciation and amortization expense was $193,974 for the year.

NOTE 5 - LEASES

The Company is obligated under various equipment leases and an office lease. Pursuant to the office lease, the Company is responsible for its annual share of real property taxes and other operating expenses. The Company's CEO/managing member has issued a limited personal guarantee of certain office lease obligations. Operating lease expense was $328,000 for the year.

NOTE 5 - LEASES - continued

Following is a summary of future minimum lease payments:

Year ended December 31,	
2005	$ 516,555
2006	505,938
2007	502,624
2008	492,682
2009	492,682
Thereafter	369,512
Total	$2,879,993

NOTE 6 - INCOME TAXES

As a single member LLC, the Company files income tax returns in combination with JGH. The combined entity is not subject to federal or state income tax, and thus no federal or state income tax expense has been recorded in the accompanying financial statements. The members of JGH report their proportionate share of membership taxable income or loss in their respective income tax returns. The combined entity is subject to New York City Unincorporated Business Tax on taxable profits.

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company executes, as principal and agent, securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

The Company is engaged in trading and brokerage activities with customers, broker-dealers and other counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK - continued

The Company places its cash in commercial checking accounts and uninsured money market funds. Bank balances may from time to time exceed federally insured limits.

NOTE 8 - 401(k) PLAN

The Company offers a 401(k) retirement plan, which allows eligible employees to allocate up to 15% of their pre-tax earnings to the plan. The Company, at its option, may make matching contributions of up to $500 per participant during the plan year. There were no matching contributions during the year ended December 31, 2004.

NOTE 9 - LEGAL MATTERS

The Company is a respondent in various legal actions incidental to its securities business. While litigation is subject to many uncertainties, and the ultimate resolution, range of loss, and impact on operating results and financial condition cannot be reasonably estimated, management believes, based upon its understanding of the facts and circumstances in consultation with defense counsel, that it has meritorious defenses for all pending matters and intends to defend each vigorously.

NOTE 10 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital, and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $380,079, which exceeded its requirement of $100,000 by $280,079. The ratio of aggregate indebtedness to net capital was 3.04 to 1.

SUPPLEMENTARY SCHEDULES

JOSEPH GUNNAR & CO., LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2004

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.

JOSEPH GUNNAR & CO., LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2004

Net capital:		
Member's equity		$1,094,011
Deductions and/or charges:		
Nonallowable assets:		
Property and equipment - net	$537,735	
Due from registered representatives, net of offsetting commissions payable of $93,917	75,854	
Other receivables, net of offsetting commissions payable of $22,182	34,407	
Prepaid expenses	50,915	
Security deposits	15,000	
Total nonallowable assets		713,911
Net capital before haircuts on securities positions		380,100
Haircuts on securities positions		21
Net capital		380,079
Computation of basic net capital requirement:		
Minimum net capital required		100,000
Excess net capital		$ 280,079
Aggregate indebtedness:		
Commissions payable, net of offsetting amounts due from registered representatives of $119,099		$ 529,336
Accounts payable and accrued expenses		626,924
		$1,156,260
Excess net capital at 1,000 percent		$ 264,453
Ratio: Aggregate indebtedness to net capital		3.04 to 1

Reconciliation with the Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2004):

Net capital, as reported in the Company's Part IIA (unaudited) FOCUS report	$ 347,473
Audit adjustments to record:	
Increase in due from clearing	28,209
Decrease in accrued expenses	3,060
Decrease in haircuts	1,337
Net capital per above	$ 380,079

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
New York State Society of CPAs

767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5

Joseph Gunnar & Co., LLC
New York, New York

In planning and performing our audit of the financial statements of Joseph Gunnar & Co., LLC for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule17a-3(a)(11) and for determining compliance with the exemptive provision of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and

that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schneider & Associates LLP

Jericho, New York
February 2, 2005